U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                                                  Commission File Number 0-32913

                           NOTIFICATION OF LATE FILING
                                   (Check One)

[X]  Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
          Form l0-QSB [ ] Form N-SAR

     For the fiscal year ended December 31, 2002

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on From 10-Q
     [ ] Transition Report on Form N-SAR For the Transition Period
         Ended:
         .......................................................................

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identity the Item(s) to which the notification relates:...................................................................

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PART I -- REGISTRANT INFORMATION
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                            FRONT PORCH DIGITAL, INC.
             (Exact name of registrant as specified in its charter)

                 Nevada                                         86-0793960
    (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                       Identification Number)

      20000 Horizon Way, Suite 120
              Mt Laurel, NJ                                        08054
(Address of principal executive offices)                        (Zip Code)

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PART II -- RULES 12B-25 (B) AND (C)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has not had sufficient resources available to complete the audited financial statements and the annual report for the year ended December 31, 2002 on a timely basis. Accordingly, the Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2002, within the prescribed time period without unreasonable effort and expense. The Registrant intends to file its annual report on Form 10-KSB within the extension period provided for under Rule 12b-25.

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PART IV -- OTHER INFORMATION
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     (1)  Name and telephone number of person to contact in regard to this notification.

     Donald Maggi, CEO               (646)                         336-0366
     Matthew Richman, CFO            (646)                         336-0366
        Name                       Area Code                    Telephone Number

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [ ] Yes [X] No

On August 14, 2002, the Registrant filed a Current Report on Form 8-K relating to its acquisition of stock and assets form ManagedStorage International, Inc. The Registrant has not yet filed the pro forma financial information required by such filing. The Registrant intends to file such pro forma financial information prior to or concurrently with the filing of its Annual Report on Form 10-KSB for the year ended December 31, 2002.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            FRONT PORCH DIGITAL, INC.
             (Exact name of registrant as specified in its charter)

     has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date.......March 31, 2003............... By........./s/ Matthew Richman........
                                        Matthew Richman, Chief Financial Officer
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ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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